SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Press Release

1st Quarter 2004 Results

Contacts	Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations
	Joana Dark Fonseca Serafim	Rafael J. Caron Bósio
	Investor Relations	Investor Relations
	(41) 9968-3685 / 312-6862	(41) 9976-0668 / 312-6862
	jserafim@timsul.com.br	rbosio@timsul.com.br
Website
http://www.timsulri.com.br

TELE CELULAR SUL PARTICIPAÇÕES S.A. ANNOUNCES
ITS CONSOLIDATED RESULTS FOR THE
1ST QUARTER OF 2004

Curitiba, May 3, 2004 – Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 e TCLS4; and NYSE: TSU), the Holding Company of TIM Sul S.A., a leading provider of cellular telecommunication services in the states of Paraná and Santa Catarina, announced today its results for the 1st quarter of 2004 (1Q04). The financial and operating information below is presented on a consolidated basis and in Reals – R$ according to Brazilian Corporate Law and comparisons refer to the first quarter of 2003 (1Q03), unless otherwise indicated.

1st Quarter of 2004 Highlights

  Expansion of GSM coverage – 61% of the population;

  Successful migration to PCS

  Lines growth: + 365% increase in net additions and 25% expansion in lines vs. 1Q03;

  Focused on valuable clients: continuing ARPU rebound;

  142% growth in VAS (Value-Added Service) revenue;

  33% increase in the total gross revenues;

  11% decrease in the subscriber acquisition cost (SAC);

  10% increase in profitability – R$ 108.1 million EBITDA;

  R$ 32.4 million net income - 13% higher than the 1Q03;

  Strong cash generation and low levels of indebtedness;

..

“Tele Celular Sul enjoyed significant growth in lines during the quarter. Net additions amounted to 136.2 thousand lines, 365% above the 1st quarter of 2003. Net revenue grew by 28.0%, while net profit increased by 13.1%. We expanded our GSM coverage to include 61.4% of the people in our concession area, representing 114 cities already served by the new technology ”.

The Management

Highlights

R$ thousand

	1Q04	1Q03	Var.% 1Q04/03	4Q03

Total Gross Revenue	421,792	317,457	32.9%	422,717

Total Net Revenue	315,759	246,623	28,0%	318,908
Net Services Revenue	262,388	223,284	17.5%	240,617
Net Handsets Sales	53,371	23,339	128.7%	78,291

EBITDA 1	108,134	98,777	9,5%	101,523
EBITDA Margin	34.2%	40.1%	-5.8p.p.	31.8%
EBITDA Margin (w/o handset sales)	41.2%	44.2%	-3.0p.p.	42.2

EBIT 2	46,702	40,678	14.8%	40,831

Net Income	32,423	28,665	13.1%	44,114
Net Income per 1,000 shares – R$	0.09	0.08	12.5%	0.12
Profit per ADR (10,000 shares) – R$	0.90	0.80	12.5%	1.20

(1) operating income before net financial expenses, taxes, excluding depreciation, amortization and interests
(2) operating income before taxes and interests

Market

Record net additions: + 365%

Tele Celular Sul ended the 1st quarter of 2004 with 2,192,072 lines – 25% higher than in the same period of 2003. Of these, 1,636,793 are prepaid lines and 555,279 are postpaid contracts. The postpaid base grew by 10% when compared to the prior year period.

Total net additions amounted to 136,188 lines. The level of additions increased by 365% compared to the year-ago period.

Tele Celular Sul’s region has shown consistent growth in demand for cellular telecommunication services. By the end of the quarter, the estimated total penetration was 27%, compared to 24% in December 2003. Market share was estimated at 53.3% and our market share for new acquisition stood at 43.9%, confirming the Company’s leadership.

10% increase of postpaid contracts

Operating Revenue

142% increase in VAS revenue

Total gross operating revenue amounted to R$421.8 million, or 32.9% above the 1Q03. This is mainly attributable to the 25% increase of lines, the 260% increase in handset sales volume and to the 142.2% growth in value-added services (VAS) revenue.

VAS revenue was R$ 15.5 million, a 142.2% increase versus 1Q03, representing 4.5% of the gross service revenue. GSM has contributed to this performance through the expansion of VAS services, which now includes entertainment, multimedia messages and chats. Our clients originated 64.6 million short message service (SMS) in the quarter, an increase of 89% over the 1Q03.

Continuing good performance of ARPU

During the quarter, the average revenue per user (ARPU) was R$ 41.4, lower than the R$ 42.7 registered in the 1Q03, mainly due to the growing lines base, the increased proportion of prepaid lines, and the PCS migration – Bill & Keep. On the other hand, ARPU showed an increase of 1.6% versus 4Q03, overcoming the prevailing downward trend in the market.

On July 6, 2003, the Company launched the Código de Seleção de Prestadora (CSP), the Carrier Selection Code, enabling users to choose their long-distance carrier. The choice of the carrier for calls made from a cell phone is one of the requirements of the new system in which the Company has been operating since December 2002, the Personal Communications Service (PCS).

As a result of the new fee structure introduced by the PCS, Long-Distance Services replaces VC2 (calls made by a subscriber in a registration area to another registration area but within the Company’s Region) and VC3 (calls made by a subscriber in a registration area to another registration area, outside the Company’s Region) revenues.

Costs

Accelerated growth of the customer base

The cost of services in the period – before depreciation and amortization – amounted to R$50.6 million. The 4.9% growth over 1Q03 mirrors the marked expansion of lines, with the consequent increase in interconnection charges due to other providers and maintenance costs. Also, interconnection rates increased 9.3% in February of 2004.

R$ thousand

	1Q04	1Q03	Var.% 1Q04/03	4Q03

Costs of Services 1	50,652	48,264	4.9%	42,406
Costs of handset sales	68,566	29,481	132.6%	82,069
Total	119,218	77,745	53.3%	124,475

Note: (1) Before depreciation and amortization.

The cost of handset sales in the quarter amounted to R$68.6 million, higher than the R$29.5 million in 1Q03, as a result of the greater sales volume. In the quarter, 251.2 thousand handsets were sold, a 265.1% increase over the 68.8 thousand handsets sold in the 1Q03. Of the total handsets sold in the period, 53.5% were GSM technology.

Selling, General and Administrative Expenses

R$ thousand

	1Q04	1Q03	Var.% 1Q04/03	4Q03

Sales Expenses 1 and 2	57,996	40,262	44.0%	61,246
General & Administratve Expenses-G&A 2	15,056	21,150	-28.8%	15,007
Total	73,052	61,412	19.0%	76,253

Note: (1) Before bad debt expenses;
           (2) Before depreciation and amortization.

Selling expenses – before depreciation, amortization and bad debt – were R$ 58.0 million, 44.0% higher than in 1Q03, resulting from the gross additions registered in the period – 260,130 versus 123,835 in 1Q03, or an increase of 110.1%. It is worth mentioning that the proportion of commission and advertising costs per subscriber decreased leading to a lower subscriber acquisition cost (SAC), which dropped by 10.7% over the 1Q03.

11% decrease in SAC

General and administrative expenses (G&A) - before depreciation and amortization - totaled R$ 15.1 million, or a decrease of 28.8% when compared to the 1Q03.

Bad debt totaled R$ 7.8 million, representing 1.8% of total gross revenue. In the period we are adding R$ 7.5 million regarding to the provision for receivables from fixed line carriers.

Depreciation and Amortization expenses, including the amortization of the privatization premium, amounted to R$ 61.4 million, an amount 4.9% higher than in the 1Q03 because of the investments made in the period.

EBITDA

10% increase in EBITDA

In 1Q04, the EBITDA – earnings before income tax, depreciation and amortization – reached R$ 108.1 million, a 9.5% increase over the 1Q03. The EBITDA margin was 41.2% over the net services revenue, 3.0 percentage points below the 1Q03 figure, mainly because of the increase in gross additions in the period and the efforts in GSM overlay.

The EBIT – earnings before interest and income tax – totaled R$ 46.7 million, versus the R$ 40.7 million reported in the 1Q03.

Net Income

The consolidated net income for the year grew by 13.1%, reaching R$ 34.4 million, resulting mostly from higher financial revenues. The income per lot of 1,000 shares was R$ 0.09 versus R$ 0.08 in the 1Q03.

R$ thousand

	1Q04	1Q03	Var % 1Q04/03.	4Q03

Net Income	32,423	28,665	13.1%	44,114
Net Income per 1,000 shares – R$	0.09	0.08	12.5%	0.12
Profit per ADR (10,000 shares) – R$	0.90	0.80	12.5%	1.20

Indebtedness

Low levels of indebtedness

By the end of the quarter, the Company had R$ 352.3 million in cash and cash equivalents. The gross indebtedness at the end of 1Q04 was significantly lower than in the 1Q03: R$ 67.1 million versus R$ 322.1 million. The drop in debt was due to the repayment of a loan with debentures, totaling R$ 224.1 million, in October 2003.

The net financial revenue for the quarter was R$ 7.6 million, mostly derived from the reduced level of indebtedness and the interest on cash investments.

Investment and Free Cash Flow

Investments in the period totaled R$ 43.1 million, largely earmarked for the implementation of the GSM infrastructure. By the end of the quarter, free cash flow was R$ 6.5 million.

GSM coverage currently reaches 61.4% of the population, representing 114 cites already served by the new technology.

Events during the Period

Payment of Dividends

The Apr/23/04 AGO also authorized the payment of dividends and interest on capital – JSCP for fiscal year 2003, to be carried out on June 22, 2004. The total net amounts correspond to R$ 37.3 million, equivalent to R$0.105 per lot of 1,000 common and preferred shares and R$ 1.05 per ADR, representing a 30.9% payout on net income.

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Attachment I - Operating Highlights

	1Q04	1Q03	Var.% 1Q04/03	4Q03

Total Lines	2,192,072	1,752,938	25.1%	2,055,884
Prepaid	1,636,793	1,246,563	31.3%	1,522,071
Postpaid	555,279	506,375	9.7%	533,813
Estimated Population in the Region (million)	15.0	15.4	2.7%	15.4
Municipalities Served	256	250	2.4%	256
Estimated Total Penetration	27%	20%	7.0 p.p.	24%
Market Share	53%	60%	-7.0p.p.	55%
Marginal Market Share	44%	53%	- 9.5p.p.	46%
TOTAL ARPU 1	R$ 41,4	R$ 42,7	-3.0%	R$ 40,7
TOTAL MOU	91	103	-11.8%	96
SAC	R$ 117	R$ 131	-10.7%	R$ 57
Investment (million)	R$ 43	R$ 5	739.2%	R$ 118
Gross Additions	260,130	123,835	110.1%	346,548
Net Additions	136,188	29,278	365.2%	168,854
Churn 2	5.9%	5.4%	+ 0.5	9%
Points of sale (including own stores)	1,024	846	21.0%	989
Employees	1,015	993	2.2	958

Note: (1) Average Net Revenue per Customer
           (2) Calculated on the Average Customer Base

Attachment II - EBITDA Calculation

R$ million

	1Q04	1Q03	Var.% Q04/03	4Q03

Net Service Revenues	262,388	223,284	17.5%	240,617
Net Operating Sales Revenues	53,371	23,339	128.7%	78,291

Total Net Revenue	315,759	246,623	28,0%	318,908

Operating Profit 1	54,327	46,518	16.8%	53,647
Defered depreciation / amortization	54,720	51,762	5.7%	51,420
Amortization of privatization premium	6,712	6,337	5.9%	8,988
Financial Revenues	(17,956)	(33,033)	- 45.6	(26,329)
Financial Expenses	10,331	27,193	- 62.0	13,797

EBITDA	108,134	98,777	9.5%	101,523

EBITDA Margin (%)	34.2%	40.1%	- 5.8	31.8%
EBITDA Margin (%) over net service evenues	41.2%	44.2%	- 3.0	42.2%

Norte: (1) Included interest in Blah! equity.

Attachment III – Gross Revenue Breakdown

R$ million

	1Q04	1Q03	Var.% Q04/03	4Q03

Handset Revenues	77,073	28,638	169.1%	103,161
Usage	120,316	129,162	- 6.8	116,552
Monthly Fee	57,658	54,574	5.7%	56,153
Interconnection	116,872	94,940	23.1%	105,672
Long Distance	29,512	0	-	20,850
Others	20,361	10,143	100.7%	20,329

Gross Operating Revenue	421,792	317,457	32.9%	422,717

Taxes	(106,033)	(70,834)	49.7%	(103,809)

Net Operating Revenue	315,759	246,623	28.0%	318,908

Note: The value-added services (VAS) revenue is included in other revenues.

“This press release contains forward-looking statements and estimates. Such expectations are based on a series of assumptions, and subject to the risks and uncertainties inherent to forward-looking projections and/or estimates. The results may differ materially from the expectations expressed in the forward-looking statements or estimates if one or more of the assumptions and expectations prove to be incorrect or are not realized”

Balance Sheet as of March 31, 2004 and December 31, 2003
In thousands of reais
(Translation of the original Portuguese)

	Parent Company		Consolidated

Assets	1Q04	4Q03	1Q04	4Q03

Current assets
Cash and banks	122	2,805	4,774	20,682
Marketable securities	3,109	7,408	414,638	398,040
Trade accounts receivable			241,820	230,824
Inventories			20,216	16,241
Deferred taxes	3,572	3,543	57,250	52,562
Recoverable taxes	533	3,293	15,823	29,816
Interest over shareholders' capital receivable	30,109	30,109
Other	542	567	24,042	4,473

	37,987	47,725	778,563	752,638

Non current assets
Subsidiaries		6,967
Deferred taxes	1,444	1,355	126,389	139,453
Recoverable taxes			7,951	6,200
Judicial deposits			15,034	14,939
Other		37	285	363

	1,444	8,359	149,659	160,955

Permanent assets
Investments	965,384	932,786	11,075	11,470
Property, plant and equipment	61	65	669,758	676,887
Deferred charges			30,240	34,763

	965,445	932,851	711,073	723,120

T o t a l	1.004,876	988,935	1.639,295	1.636,713

The complete financial statements and notes thereto are available at http://www.timsulri.com.br

Balance Sheet as of March 31, 2004 and December 31, 2003
In thousands of reais
(Translation of the original Portuguese)

	Parent Company		Consolidated

	1Q04	4Q03	1Q04	4Q03

Liabilities and stockholders' equity

Current liabilities
Trade accounts payable	51	738	179,784	197,234
Loans and financings			32,003	42,751
Salaries and social charges	511	10,935	9,945	13,487
Taxes and contributions payable	3	3,849	71,136	72,816
Interest on shareholders' equity payable	12,072	12,100	16,037	16,086
Dividends payable	28,301	28,301	32,723	32,723
License of the use			17,241	16,728
Pass to other carriers			24,487	16,445
Other	280	2,041	9,179	10,079

	41,218	57,964	392,535	418,349

Noncurrent liabilities

Loans and financings			35,146	39,432
Taxes and contributions payable			50,127	58,837
Pension plan contributions	3,733	3,733	3,733	3,733
Provision for contingencies	516	252	13,252	11,863

	4,249	3,985	102,258	113,865

Minority interest
			185,093	177,513

Shareholders' equity
Capital	369,163	369,163	369,163	369,163
Capital reserve	148,565	148,565	148,565	148,565
Revenue reserves	409,258	409,258	409,258	409,258
Retained earnings	32,423		32,423

	959,409	926,986	959,409	926,986

T o t a l	1.004,876	988,935	1.639,295	1.636,713

The complete financial statements and notes thereto are available at http://www.timsulri.com.br

Income Statement
Years ended March 31
in thousands of reais
(Translation of the original in Portuguese)

	Parent Company		Consolidated

	1Q04	1Q03	1Q04	1Q03

Gross Revenues			421,792	317,457
Deductions from gross revenues			(106,033)	(70,834)

Net Revenues			315,759	246,623
Cost of goods sold and services rendered			(163,148)	(119,826)

Gross profit			152,611	126,797

Operating revenues (expenses)
Selling			(75,897)	(49,238)
General and administrative	(85)	(2,229)	(23,278)	(26,899)
Equity	32,992	33,405		(788)
Other operating income (expense), net	(803)	(716)	(6,734)	(9,982)

	32,104	30,460	(105,909)	(86,907)

Operating profit before financial results	32,104	30,460	46,702	39,890

Financing revenues (expenses)
Financial income	450	929	17,956	33,033
Financial expenses	(222)	(194)	(10,331)	(27,193)

	228	735	7,625	5,840

Operating profit	32,332	31,195	54,327	45,730

Non-operating income (expenses), net			23	131

Income before taxes and profit sharing	32,332	31,195	54,350	45,861
Income tax and social contribution	91	(2,530)	(14,347)	(9,065)
Minority interest			(7,580)	(8,131)

Net income for the year	32,423	28,665	32,423	28,665

Net income per thousands shares (R$)	0,09	0,08

The complete financial statements and notes thereto are available at http://www.timsulri.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPAÇÕES, S.A.

Date: May 3, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer